Richard J. Lambert
165 S. Union Blvd., Suite 950
Lakewood, CO 80228
303-986-6950

As an author of the report entitled "Feasibility NI 43-101 Technical Report for the El Morro Project, Region III, Chile" dated May 9, 2008 (the "Technical Report") and prepared on behalf of Metallica Resources, Inc. (the "Issuer"), I, Richard J. Lambert, P.E., do hereby certify that:

  I am a Principal Mining Engineer with the international consulting firm of Pincock, Allen & Holt and have been so since October 2004. My current position is Vice President of Mining and Geological Services.

  I am a Registered Professional Engineer in the state of Wyoming (#4857), the state of Idaho (#6069), and the state of Montana (#11475).

  I am a graduate of the Mackay School of Mines at the University of Nevada, Reno with a Bachelors of Science degree in Mining Engineering in 1980, and Boise State University, with a Masters of Business Administration degree in 1995. I have practiced my profession continually for 28 years.

  I am a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975 and a Registered Member (#1825610) since May 2006.

  I am responsible for the preparation of Sections 1-6, general information; Section 16, processing and Sections 18-23, final information.

  I visited the El Morro Project site on May 1-3, 2007. During this visit I discussed the plan of operation with the personnel, observed the planned pit and waste dump areas, reviewed drill core and toured the existing underground and surface facilities.

  Since 1980 I have been involved in mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, oil shale, phosphates, coal and base metals located in the United States, Canada, Zambia, Madagascar, Turkey, Bolivia, Chile, Brazil, Serbia, Australia, Russia and Venezuela.

  As a result of my education and experience, I am a "Qualified Person" as defined in National Instrument 43-101.

  As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

  I am independent of the Issuer in accordance with Section 1.4 of National Instrument 43-101.

  I have not received, nor do I expect to receive/ any interest, directly or indirectly, from Metallica Resources, Inc., any affiliate, or associate company.

  I have read National Instrument 43-101, Forms 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.